EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except for ratios)
Earnings
(Loss) income before income taxes	$(1,127,416)	$559,715	$540,831	$478,991	$393,122
Less: Equity in losses (earnings) from unconsolidated subsidiaries	741,500	(127,309)	(97,885)	(83,554)	(4,597)
Add: Equity in (losses) earnings from unconsolidated subsidiaries with greater than 50% ownership	—	—	(942)	764	(31,096)
Add: Distributed earnings of subsidiaries with less than 50% ownership	18,317	17,439	7,190	1,007	157
Less: Interest capitalized, net of amortization expense	558	482	(3,296)	—	—
Fixed charges	35,536	43,315	47,177	49,701	40,414

Total (losses) earnings	$(331,505)	$493,642	$493,075	$446,909	$398,000

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest*	$33,398	$40,359	$34,927	$34,626	$24,491
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	—	—	9,781	12,744	12,389
Interest component of rent expense **	2,138	2,956	2,469	2,331	3,534

Total fixed charges	$35,536	$43,315	$47,177	$49,701	$40,414

Ratio of earnings to fixed charges	***	11.40	10.45	8.99	9.85

*	2006 includes net costs to exchange and extinguish long-term debt.

**	Represents an estimated interest factor.

***	Total earnings were insufficient to cover fixed charges by $367.0 million for the year ended December 31, 2007. Total earnings for 2007 included approximately $795 million of increase in net loss reserves, a $39 million partial impairment of the investment in RAM Re and $36 million impairment of the deferred policy acquisition cost assets.